Cobham plc, Brook Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

COBHAM

Our ref: L/COB/88.2/19722

18th April 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 7 April 2006.
2. Notice of allotment of shares or securities on Form 88(2) dated 7 April 2006.
3. London Stock Exchange Application for Admission of Securities to Trading on Form 1 dated 7 April 2006.
4. Stock Exchange announcement relating to completion of the disposal of Precision Antennas Ltd dated 13 April 2006.
5. Stock Exchange announcement relating to the death of Sir Michael Cobham dated 13 April 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

File no. 8234923

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 7th April 2006

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	M Vincent	07.04.06	20,400	£18,597.86

It was resolved that a total of 20,400 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
M Vincent	20,400	£0.8866

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 20,400 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	20,400		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

File no. 8234923

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode E C 3 P 3 D B	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 20,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J.N. Pope Date 7 April 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

If the transaction is a new equity issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.**

For **all other transactions**, this form is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed**. The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 4310**.

Application to be considered on (date):
Dealings expected to commence on (date):

1. **Full legal name of issuer:** Cobham plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* **Country of incorporation:**

3.* **Home EU competent authority for listing** *(if not UKLA)*:

a. **Will the securities also be admitted to the Official List of the UKLA?** YES/NO

b. **If appropriate, has the "passport" been lodged with the UKLA?** YES/NO

4. **Type of issue for which application is being made:**
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Block Listing

5.* **Expected size of offer (£m):**

6.* **Expected market cap. post issue :**

7. **Amount and full description of each class of security for which application is now being made:**
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

800,000 shares of 2.5p each fully paid to be used in connection with the Cobham Savings Related Share Option Scheme

File no. 82 5[illegible]

8. Are the securities for which application is now made identical ** in all respects

a. with each other? | YES/NO

b. with an existing class of security? | YES/NO

** If you answered *NO* to either question how do the securities differ and when will they become identical?

Note in relation to Question 8:

** **identical** means in this context:

(a) the securities are of the same nominal value with the same amount called or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

9. Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:

Date:

10. Please indicate whether the certificates are in registered or bearer form:

REGISTERED/BEARER

11. Default place of settlement (system):

12. Issuer details:

a. Contact name: J M Pope

b. Job Title: Company Secretary

c. Telephone Number: 01202 857552

d. Email address: popej@cobham.com

13. Invoicing – Value Added Tax (VAT)

*To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following **mandatory** section:*

a. Country of Principal Place of Business (PPB): England

NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

b. Is the Issuer registered for VAT in the UK? YES: √ NO:

c. Is the Issuer registered for VAT in another EC country? YES: NO: √

d. If YES, please confirm EC VAT registration number:

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being

charged on admission and annual fees.

14.* Brief description of business:

15.* Directors *(names, job-titles, executive/non-executive status)*:

16.* Fiscal year end:

17. Sponsor/ Lead manager / Adviser (if applicable):

- **a. Contact name:**
- **b. Telephone Number:**
- **c. Email address:**

18.* Sponsor:

19.* Corporate Broker:

20.* Financial PR advisors:

21.* Address at which admission document will be available:

22.* Date available:

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission fee and annual.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed:	[signature]	**Print Name:**	JOHN M POPE
Job Title:	Company Secretary	**Date:**	7th April 2006

Sighed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of issuer: Cobham plc

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Disposal
Released	07:00 13-Apr-06
Number	4702B

RNS Number:4702B
Cobham PLC
13 April 2006

Cobham Ref 163

COBHAM COMPLETES DISPOSAL OF PRECISION ANTENNAS LIMITED

On 9 March 2006, Cobham plc (Cobham) announced that discussions were in progress to sell Precision Antennas Limited (PAL). Cobham is pleased to announce that it has sold PAL to Andrew Corporation (Andrew) of the United States for a total consideration of £15 million in cash plus an adjustment for working capital, on a debt and cash free basis. PAL had sales in the year ended 31 December 2005 of £26 million.

PAL operates from three manufacturing sites in Stratford, England with 500 employees and produces telecommunication antennas for use in commercial mobile telephone base stations, and couplers and earth station antennas.

Allan Cook, Cobham Chief Executive, said:
"Precision Antennas is a good business which has grown rapidly since it was acquired by Cobham. The sale of this company is another milestone in the implementation of our strategic plan to focus on the high technology segments of the aerospace and defence market."

NOTES TO EDITOR
Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems in the air, on land, at sea and in space. The company has five technology divisions and one service division that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of platforms.

ENQUIRIES
Cobham plc +44 (0)1202 882020
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

Weber Shandwick Square Mile +44 (0) 20 7067 0746
Helen Thomas

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File no. 82-34923

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Death of Sir Michael Cobham
Released	13:45 13-Apr-06
Number	5254B

RNS Number:5254B
Cobham PLC
13 April 2006

DEATH OF SIR MICHAEL COBHAM

Sir Michael Cobham, Life President of Cobham plc, passed away at his Hampshire home last night, aged 79, following a long illness. Sir Michael was Chief Executive of the organisation from 1969 to 1992, and Chairman from 1969 to 1995.

Sir Michael joined the organisation in 1944 as personal assistant to the General Manager of Flight Refuelling Limited. In a career spanning more than 60 years, his commitment, drive and vision were instrumental in the development of Cobham plc, which is now the UK's 125th largest quoted company with a turnover of more than £1bn and 10,000 employees on five continents.

In addition to his career with the organisation, Sir Michael was an active a valued contributor to the UK aerospace industry. His appointments included Presidency of the Society of British Aerospace Companies (SBAC), Vice President of the Air League and Assistant to the Court of the Guild of Air Pilots and Navigators (GAPAN). More local involvements in recent years embraced being President of the Christchurch Branch of the Royal Aeronautical Society (RAeS) and also a Trustee of the Fleet Air Arm Museum at Yeovilton.

His colleagues on the Board of Cobham plc and all employees both past and present extend their thoughts and deepest sympathy to Lady Nadine Cobham and daughter Camilla on their sad loss.

Sir Michael first joined Flight Refuelling Ltd in 1944 after leaving the London School of Economics to serve as personal assistant to the company's General Manager.

After National Service in the Royal Navy, he went on to study law at Cambridge University before returning to join the Flight Refuelling Ltd Board in 1952. Although keen to follow a career at the Bar, his father, Sir Alan Cobham, persuaded him that his future, indeed his duty, lay closer to home and he was duly appointed Contracts Manager in 1955.

By this time, Flight Refuelling (Holdings) Ltd had been formed with, initially, Flight Refuelling Ltd as its sole asset but with company growth and product diversification now gathering pace, Michael Cobham was given accelerated industrial and financial training before returning to Flight Refuelling Ltd's Tarrant Rushton base as Deputy Managing Director and Chief Executive in the Spring of 1961. Thesixties saw him heavily involved with not only furthering the company's airrefuelling and fuel system component business, but also establishing a strongpresence in the industrial nuclear, aerial target and aircraft overhaul andmodification fields.

When Sir Alan retired in 1969, Michael, now based at the new Wimborne factory site, became Chairman and Managing Director. He retained those positions as the embryonic group of companies within FR Group plc (formed in 1985), and which, in 1994, became Cobham plc, expanded rapidly to face the evolving nature of the aerospace and defence industries. Awarded a knighthood in 1995, Sir Michael remained immensely proud of the role played by his organisation during the

Falklands Conflict.

Alongside his professional appointments which included Presidency of the Society of British Aerospace Companies (SBAC), Vice President of the Air League and Assistant to the Court of the Guild of Air Pilots and Navigators (GAPAN), he found great pleasure in yachting when his busy life allowed. More local involvements in recent years embraced being President of the Christchurch Branch of the Royal Aeronautical Society (RAeS) and also a Trustee of the Fleet Air Arm Museum at Yeovilton. Sir Michael Cobham was a generous supporter of Southampton and Bournemouth Universities, receiving a Doctor of Engineering from Bournemouth University in 1994.

ENQUIRIES
Cobham plc +44 (0) 1202 882020
Gordon Page, Chairman
Allan Cook, Chief Executive

Weber Shandwick Square Mile +44 (0) 20 7067 0746
Kirsty Raper/Helen Thomas

END

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